UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-39011

CUSIP NUMBER 30205M200

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

EXICURE, INC.
Full Name of Registrant
Former Name if Applicable

400 Seaport Court, Suite 102
Address of Principal Executive Office (Street and Number)
Redwood City, California 94063
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 by the prescribed due date of May 15, 2026 because it requires additional time to finalize its financial results and the related disclosures to be included in such Form 10-Q. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Exchange Act Rule 12b-25.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gyuyeob Lee	847	673-1700
	(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary, unaudited results, the Registrant expects total revenue for the three months ended March 31, 2026 to be $0, as compared to $0 for the three months ended March 31, 2025, primarily due to no revenue-generating operations during the period. The Registrant expects to report a net loss of approximately $1,827,911 for the three months ended March 31, 2026, as compared to approximately $3,010,000 for the three months ended March 31, 2025 and expects to report total cash and cash equivalents of approximately $2,504,054 as of March 31, 2026, as compared to approximately $3.7 million as of December 31, 2025, primarily due to ongoing operating expenses, professional fees, personnel-related costs, and working capital requirements.

The Registrant believes that its results contained herein for the three months ended March 31, 2026 are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the financial review and filing of the Quarterly Report on Form 10-Q.

Exicure, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2026	By:	/s/ Jung Soo Kim
Jung Soo Kim
Chief Executive Officer